The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

07022234

RECEIVED

April 2, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings

The ~~Chuo Mitsui Trust and Banking Company, Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

NOTICE REGARDING A REQUEST FOR SALES IN THE MARKET OF THE PUBLIC FUNDS (PREFERRED STOCK)

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

dw 4/6

(共Ea40 貯外15.5 2000 NCR)

March 30, 2007

To whom it may concern:

Name of listed company: Mitsui Trust Holdings, Inc.
Head office address: 33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.: 8309

Notice Regarding a Request for Sales in the Market of the Public Funds (Preferred Stock)

Mitsui Trust Holdings, Inc. (the "Company") received a proposal from the Deposit Insurance Corporation ("DIC") for discussions with regard to the disposal of the public funds (preferred stock). Through subsequent discussions with the DIC, the Company came to the decision that a disposal of a portion of the Company's Class 3 Preferred Stock in an amount equal to ¥37.0 billion (issue price basis), which preferred stock was subscribed in March 1999 by the Resolution and Collection Corporation ("RCC") through the DIC under the "Law Concerning Emergency Measures for Early Rehabilitation of Financial Functions", would meet the prerequisites of maintaining sound management as well as avoiding negative impacts on markets. The Company hereby announces that it has requested that the relevant authorities take all necessary actions, including appointment of managing underwriters, on the premise that a portion of the Class 3 Preferred Stock will be sold (in a secondary distribution) in the market.

1. Method of sales in the market
   The method will be based on the assumption that the exercise of conversion rights by the RCC is approved by the DIC and the common stock to be issued or delivered upon such conversion are sold (in a secondary distribution) in the market. Such common stock will be sold to as wide a range of investors as possible.

2. Subject of the sales in the market
   A portion of the Class 3 Preferred Stock in an amount equal to ¥37.0 billion (issue price basis), the period for conversion into common stock of which has already started. (Number of shares of common stock: Approx. 82 million shares)

3. Timing of sales in the market
   While monitoring market conditions, the Company will conduct negotiations with the relevant authorities to complete sales as soon as possible.

(Reference) Summary of Class 3 Preferred Stock

Number of shares issued:	156,406,250 shares
Total amount of initial issue price:	¥250.2 billion
Issue price:	¥1,600 per share
Liquidation preference:	¥1,600 per share
Conversion price:	¥450
Conversion price adjustment clause:	Downward adjustment only
Conversion price adjustment floor:	¥450
Annual adjustment date of conversion price:	Every August 1 until 2008
Period during which conversion requests acceptable:	Until July 31, 2009
Mandatory conversion date:	August 1, 2009

[For inquiries concerning this matter]
Public Relations Group
Planning and Coordination Department
Phone: +81-3-5232-8827

END